Exhibit 1

For Immediate Release

August 15, 2007

CanWest Completes Acquisition of Alliance Atlantis

Winnipeg, Manitoba — CanWest Global Communications Corp. (“CanWest”) and Goldman Sachs Capital Partners (“Goldman Sachs”) announced today that AA Acquisition Corp., a subsidiary of CanWest, has completed its acquisition of all of the outstanding shares of Alliance Atlantis Communications Inc. (“Alliance Atlantis”) for $53.00 cash per share.

Concurrently with the completion of the acquisition, Alliance Atlantis’ broadcasting, entertainment and motion picture distribution businesses were reorganized and split into separate groups that will each be operated on a stand-alone basis, with certain other assets of Alliance Atlantis to be held separately.

The broadcasting businesses are held in various indirect subsidiaries of CW Investments Co. (“CW Investments”) in which CanWest indirectly holds two-thirds of the voting shares and an approximate 35% equity interest, and Goldman Sachs indirectly holds one-third of the voting shares and an approximate 65% equity interest, inclusive of all transaction costs. CanWest has no continuing interest in Alliance Atlantis’ entertainment or motion picture distribution businesses.

The shares and partnership interests of certain of CW Investments’ subsidiaries that hold the specialty television channels which are regulated by the CRTC have been placed into a trust under the direction of Jim Macdonald, the independent trustee, pending the CRTC’s decision to approve the change of ownership and transfer of control of the specialty television channels to CW Investments. A hearing in respect of the approval being sought is scheduled for September 5, 2007. Should CRTC approval be granted, these shares and partnership interests will be released from the trust and delivered to a subsidiary of CW Investments. CW Investments’ specialty channels and CanWest’s Canadian television business will then be managed by CanWest on an integrated basis under the terms of a management and administrative services agreement.

“We are extremely pleased that the acquisition of Alliance Atlantis has been completed,” said Leonard Asper, President and CEO of CanWest. “When we embarked on this process at the beginning of the year, it was because we believed in the significant opportunities that exist by combining CanWest’s Canadian television assets with the channels that have been created by the team at Alliance Atlantis. Today brings us one step closer to creating an even stronger Canadian broadcasting company”.

Effective on the completion of the Alliance Atlantis acquisition, Michael MacMillan has agreed to serve as a consultant to CW Investments for a period of time, offering advice and guidance on business and transitional matters. Phyllis Yaffe will work with the independent trustee until such time as the CRTC renders its decision, after which she will also be leaving but similarly will be available to CW Investments in a consultative capacity for a period of time.

About CanWest Global Communications Corp.

CanWest Global Communications Corp. (www.canwestglobal.com) an international media company listed on the TSX (trading symbols: CGS and CGS.A) is Canada’s largest publisher of English language daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia, Singapore, Indonesia, Turkey, the United States and the United Kingdom.

About Goldman Sachs

Founded in 1869, Goldman Sachs is one of the oldest and largest investment banking firms. Goldman Sachs is also a global leader in private corporate equity and mezzanine investing. Established in 1991, the GS Capital

Partners Funds are part of the firm’s Principal Investment Area in the Merchant Banking Division. Goldman Sachs’ Principal Investment Area has formed 13 investment vehicles aggregating US$56 billion of capital to date. For more information, please visit www.gs.com/pia.

Forward-Looking Statements

This news release includes forward-looking statements which reflect the current expectations CanWest. Forward-looking statements are those which are not historical. The reader should not place undue reliance on such forward-looking statements. They involve known and unknown risks, uncertainties and other factors that may cause them to differ materially from anticipated future results or expectations expressed or implied by such forward-looking statements. Certain risks, uncertainties and other factors are described in materials filed CanWest with the security regulatory authorities in Canada from time to time, which are available at www.sedar.com. CanWest undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

For further information:

Deb Hutton, SVP Corporate Communications

(416)383-2442 dhutton@canwest.com